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                            January 27, 2021

       Theodore Koenig
       Chairman and Chief Executive Officer
       MCAP Acquisition Corp
       311 South Wacker Drive
       Suite 6400
       Chicago, IL 60606

                                                        Re: MCAP Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 31,
2020
                                                            CIK No. 0001838672

       Dear Mr. Koenig:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note the discussion of the indication of interest by Monroe Capital, LLC. Please indicate whether there
is an agreement with Monroe Capital and, if so, file it as an exhibit. We also note
the statement that you "can leverage Monroe Capital   s robust
                                                        originating platform."
With respect to competitive advantages you believe you have by virtue of Monroe's
employees, technology and other resources, please revise to clearly describe the
arrangement, agreement or understanding with respect to Monroe's obligations or intent,
if any, to provide such resources. If there are no arrangements, agreements or
understandings please clarify why you believe you will have competitive advantages due to
Monroe's resources.
 Theodore Koenig
MCAP Acquisition Corp
January 27, 2021
Page 2
Capitalization, page 65

2.       Please revise all date references from September 30, 2020 to December
21, 2020.
       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameTheodore Koenig                           Sincerely,
Comapany NameMCAP Acquisition Corp
                                                            Division of
Corporation Finance
January 27, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName